                                   UNITED STATES

                          SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                     FORM 11-K


(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

                                         OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from ________ to _______

Commission file number 333-107872


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Airgas, Inc. 2003 Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                     Airgas, Inc.
                            259 North Radnor-Chester Road
                                      Suite 100
                               Radnor, PA  19087-5283

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                                   AIRGAS, INC.

                         2003 EMPLOYEE STOCK PURCHASE PLAN

                            ANNUAL REPORT ON FORM 11-K

                                 December 31, 2004

                                      INDEX


Report of Independent Registered Public Accounting Firm.......................3

AUDITED FINANCIAL STATEMENTS

  Statements of Financial Position as of December 31, 2004 and 2003 ..........4

  Statements of Changes in Participants' Equity for the year ended
  December 31, 2004 and the period from July 29, 2003 (inception) to
  December 31, 2003...........................................................5

  Notes to Financial Statements...............................................6

SIGNATURES....................................................................8

EXHIBIT INDEX

     Consent of Independent Registered Public Accounting Firm.................9

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Report of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the Airgas, Inc. Board of
Directors:

We have audited the accompanying statements of financial position of the Airgas, Inc. 2003 Employee Stock Purchase Plan (the "Plan") as of
December 31, 2004 and 2003 and the related statements of changes in participants' equity for the year ended December 31, 2004 and for the period July 29, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2004 and 2003 and the changes in participants' equity for the year ended December 31, 2004 and for the period from July 29, 2003 (inception) to December 31, 2003 in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP

March 16, 2005
Philadelphia, PA

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
                                   AIRGAS, INC.
                         2003 EMPLOYEE STOCK PURCHASE PLAN

                          STATEMENTS OF FINANCIAL POSITION

                            December 31, 2004 and 2003

                                                     2004               2003
                                                     ----               ----
ASSETS

Participants' payroll deductions receivable
from Airgas, Inc.                                 $2,656,098         $2,286,325
                                                  ==========         ==========

PARTICIPANTS' EQUITY

Participants' equity                              $2,656,098         $2,286,325
                                                  ==========         ==========


The accompanying notes are an integral part of these financial statements.

                                   AIRGAS, INC.
                         2003 EMPLOYEE STOCK PURCHASE PLAN

                    STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                                                       The period from
                                                        July 29, 2003
                                    Year ended         (inception) to
                                December 31, 2004     December 31, 2003
                                _________________     _________________
Increase during period:

Transfer in of participants'
payroll deductions receivable
from the 2001 Employee Stock
Purchase Plan                   $          --            $     278,573

Participants' contributions         9,891,978                2,276,406

Cost of 564,304 shares in 2004
and 14,628 shares in 2003 of
Airgas, Inc. common stock
issued to participants under
the terms of the Plan
(including $9,860 in 2004 and
$40,246 in 2003 of cash
refunded to employees who
withdrew from the Plan)           (9,522,205)                (268,654)
                                  -----------              -----------

Net change in participants'
 equity                               369,773                2,286,325

Participants' equity,
balance at beginning of period      2,286,325                       --
                                  -----------              -----------
Participants' equity,
balance at end of period        $   2,656,098            $   2,286,325
                                  ===========              ===========


The accompanying notes are an integral part of these financial statements.

                                   Airgas, Inc.
                         2003 Employee Stock Purchase Plan

                          Notes to Financial Statements

(1)  Description of the Plan

The following description of the Airgas, Inc. 2003 Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

General

The purpose of the Plan is to encourage and assist employees of Airgas, Inc.
and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock (the "Common Stock") at a discount. Generally, employees may elect to have up to 15% of their annual gross compensation (including base salary, commissions and overtime) withheld to purchase the Company's Common Stock at 85% of its market value. The maximum market value of shares purchased by a Plan participant in any calendar year is limited to $25,000. Market value under the Plan is the lesser of the closing market price of the Common Stock as of an employee's enrollment date in the Plan or the closing market price on the quarterly purchase date. The quarterly purchase date is generally the first business day of each calendar quarter. Employees lock in a purchase price under the Plan for up to 12 months. If the closing market price of the Common Stock on the quarterly purchase date is less than an employee's existing 12-month purchase price, the employee is considered to re-enroll in the Plan and is granted a new purchase price for the remainder of the 12-month period. In addition, plan participants are automatically re-enrolled in the Plan on the first business day of April of each year and are granted a new enrollment purchase price.

The Board of Directors approved an amendment to the Plan effective
October 1, 2004 that places a restriction on the sale of Common Stock purchased through the Plan. Under this new provision, employees may sell shares purchased with contributions made before October 1, 2004, at any time. Employees may not sell shares purchased with contributions made on or after October 1, 2004 until after the first trading day on the New York Stock Exchange ("NYSE") that occurs at least 180 days after the purchase date. The limitation on the sale will not apply if the closing price of the Common Stock on the NYSE for five consecutive trading days after the purchase date is less than the purchase price for those shares. Following the completion of the 180-day period or expiration of the restriction, if earlier, shares may be sold at any time.

At any time, the Board of Directors may amend, alter, or terminate the Plan and/or outstanding options to purchase Common Stock under the Plan.

The Plan was adopted by the Board of Directors in May 2003 and was approved by the stockholders of the Company in July 2003. A maximum of 1,500,000 shares of Common Stock may be purchased under the Plan. From the Plan's inception
(July 29, 2003) through December 31, 2004, 578,932 shares were issued under the Plan.

The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

                                   Airgas, Inc.
                        2003 Employee Stock Purchase Plan

                    Notes to Financial Statements (continued)


(2)  Purchase and Distribution of Shares

Purchases are made by the Plan quarterly. The Common Stock is purchased as described in note (1). Shares purchased are deposited into individual brokerage firm accounts maintained for the participants. The Bank of New York served as the custodian of the participant brokerage accounts through September 30, 2004. Effective October 1, 2004, ETRADE Financial Corporate Services assumed custodian duties over the participant brokerage accounts.


(3)  Participants' Payroll Deductions Receivable

At December 31, 2004 and 2003, participants' payroll deductions receivable from Airgas, Inc. principally represent a receivable for participant contributions, which were subsequently collected and used to purchase shares on behalf of Plan participants on the first business day of the next calendar year. The Plan was initially funded on October 1, 2003 through the transfer in of participants' payroll deductions receivable of $278,573 from the Company's previous 2001 Employee Stock Purchase Plan.


(4)  Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.


(5)  Federal Income Tax

The Plan qualifies as an "employee stock purchase plan" under Section 421 and
Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.


(6)  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of participants' equity and changes therein. Actual results could differ from those estimates.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   2003 EMPLOYEE STOCK PURCHASE PLAN
                                            (Name of Plan)


                                   BY:Governance and Compensation Committee
                                     of the Airgas, Inc. Board of Directors
                                     as Plan Administrator


                                      /s/ David M. Stout
                                      _______________________________
                                      David M. Stout


                                      /s/ Lee M. Thomas
                                      _______________________________
                                      Lee M. Thomas


                                      /s/ Robert L. Yohe
                                      _______________________________
                                      Robert L. Yohe








DATED: March 24, 2005


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                                   EXHIBIT INDEX


Exhibit
-------

  23           Consent of Independent Registered Public Accounting Firm


                                       9